B. Riley Principal Merger Corp. II

299 Park Avenue, 21st Floor

New York, NY 10171

May 15, 2020

VIA EDGAR

John Stickel

Office of Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	B. Riley Principal Merger Corp. II

Registration Statement on Form S-1

Filed April 23, 2020, as amended

File No. 333-237812

Dear Mr. Stickel:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, B. Riley Principal Merger Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 19, 2020, or as soon thereafter as practicable.

Please call Daniel Nussen of Winston & Strawn LLP at (213) 615-1972 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours, B. Riley Principal Merger Corp. II By: /s/ Daniel Shribman Name: Daniel Shribman Title: Chief Executive Officer and Chief Financial Officer

cc:	Daniel Nussen, Winston & Strawn LLP